SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                             FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 1998 and the period from October 7, 1997 (inception) through December 31, 1997

                                OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from              to
                                    ------------    --------------

                 Commission File Number:  1-13163

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 TRICON LONG TERM SAVINGS PROGRAM

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  TRICON Global Restaurants, Inc.
                        1441 Gardiner Lane
                    Louisville, Kentucky  40213

                 TRICON LONG TERM SAVINGS PROGRAM

          Financial Statements and Supplemental Schedules

                    December 31, 1998 and 1997

            (With Independent Auditors' Report Thereon)

                 TRICON LONG TERM SAVINGS PROGRAM

                         TABLE OF CONTENTS

                                                               PAGE
Independent Auditors' Report                                     1

Statement of Net Assets Available for Benefits at December 31,
  1998                                                           2

Statement of Net Assets Available for Benefits at December 31,
  1997                                                           3

Statement of Changes in Net Assets Available for Benefits for
  the Year Ended December 31, 1998                               4

Statement of Changes in Net Assets Available for Benefits for
  the Period from October 7, 1997 (Inception) through December
  31, 1997                                                       5

Notes to Financial Statements                                    6

SCHEDULES

1     Item 27a - Schedule of Assets Held for Investment
      Purposes - December 31, 1998                              12

2     Item 27a - Schedule of Assets Held for Investment
      Purposes - December 31, 1997                              14

3     Item 27d - Schedule of Reportable Transactions - Year
      Ended December 31, 1998                                   16

4     Item 27d - Schedule of Reportable Transactions - For the
      Period from October 7, 1997 (Inception) through December
      31, 1997                                                  17

                   INDEPENDENT AUDITORS' REPORT


  Plan Administrator
  TRICON Long Term Savings Program:

  We have audited the accompanying statements of net assets available for benefits of the TRICON Long Term Savings Program (the "Plan") as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for the year ended December 31, 1998, and the period from October 7, 1997 (inception) through December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998, and the period from October 7, 1997 (inception) through December 31, 1997, in conformity with generally accepted accounting principles.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1998 and 1997 and of reportable transactions for the year ended December 31, 1998 and the period from October 7, 1997 (inception) through December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

  /s/   KPMG LLP

  Louisville, Kentucky
  October 25, 1999

                        TRICON LONG TERM SAVINGS PROGRAM

                 Statement of Net Assets Available for Benefits

                                December 31, 1998

                                 (In thousands)

                                                                      PARTICIPANT DIRECTED
                                            -----------------------------------------------------------------------
                                             TRICON     VANGUARD    FIDELITY             PEPSICO
                                             COMMON  INSTITUTIONAL  EQUITY -   SECURITY  CAPITAL
                                             STOCK       INDEX       INCOME      PLUS     STOCK BROKERAGE     LOAN
                                     TOTAL    FUND        FUND        FUND       FUND      FUND   OPTION    ACCOUNT   OTHER
ASSETS                               -----    ----        ----        ----       ----      ----   ------    -------   -----
Investments:
 Investments, at fair value:
  Common stock                      $ 97,743  28,262          -           -          -    69,481       -         -        -
  Mutual funds                        60,059       -     34,440      25,619          -         -       -         -        -
  Short-term investment funds          7,987       -          -           -      7,987         -       -         -        -
  Various securities                   6,546       -          -           -          -         -   6,546         -        -
 Investments, at contract value:
  Investment contracts                16,380       -          -           -     16,380         -       -         -        -
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

     Total investments               188,715  28,262     34,440      25,619     24,367    69,481   6,546         -        -
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

Receivables:
 Investments sold                        402       -          -           -          -       402       -         -        -
 Participants' contributions             109      63         21          13         12         -       -         -        -
 Loans receivable from participants    5,969      22          4           3          5         -       -     5,935        -
 Interest and dividends                  366       6          -           -        125       233       -         -        2
 Other                                     6       3          -           -          -         3       -         -        -
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

     Total receivables                 6,852      94         25          16        142       638       -     5,935        2
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

Cash and cash equivalents              2,425     838          -           -          -     1,016       -         -      571
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

     Total assets                    197,992  29,194     34,465      25,635     24,509    71,135   6,546     5,935      573
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

LIABILITIES

Payable for investments purchased        299     299          -           -          -         -       -         -        -
Other liabilities                          4       -          -           -          4         -       -         -        -
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

     Total liabilities                   303     299          -           -          4         -       -         -        -
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

     Net assets available
       for benefits                 $197,689  28,895     34,465      25,635     24,505    71,135   6,546     5,935      573
                                    ========  ======     ======      ======     ======    ======  ======     =====    =====

The accompanying notes are an integral part of these financial statements.

                        TRICON LONG TERM SAVINGS PROGRAM

                 Statement of Net Assets Available for Benefits

                                December 31, 1997

                                 (In thousands)

                                                                      PARTICIPANT DIRECTED
                                            -----------------------------------------------------------------------
                                             TRICON     VANGUARD    FIDELITY             PEPSICO
                                             COMMON  INSTITUTIONAL  EQUITY -   SECURITY  CAPITAL
                                             STOCK       INDEX       INCOME      PLUS     STOCK BROKERAGE     LOAN
                                     TOTAL    FUND        FUND        FUND       FUND      FUND   OPTION    ACCOUNT   OTHER
ASSETS                               -----    ----        ----        ----       ----      ----   ------    -------   -----
Investments:
 Investments, at fair value:
  Common stock                      $ 87,637   7,702          -           -          -    79,935       -         -        -
  Mutual funds                        49,091       -     24,612      24,479          -         -       -         -        -
  Short-term investment funds          3,375       -          -           -      3,375         -       -         -        -
  Various securities                   4,679       -          -           -          -         -   4,679         -        -
 Investments, at contract value:
  Investment contracts                21,256       -          -           -     21,256         -       -         -        -
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

     Total investments               166,038   7,702     24,612      24,479     24,631    79,935   4,679         -        -
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

Receivables:
 Investments sold                        350       -          -           -          -       350       -         -        -
 Participants' contributions             153      53         44          37         19         -       -         -        -
 Loans receivable from participants    5,529      17          5           5          5         -       -     5,497        -
 Interest and dividends                  431       4          -           -        139       284       -         -        4
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

     Total receivables                 6,463      74         49          42        163       634       -     5,497        4
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

Cash and cash equivalents              2,228     574          -           -          -     1,253       -         -      401
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

     Total assets                    174,729   8,350     24,661      24,521     24,794    81,822   4,679     5,497      405
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

LIABILITIES

Payable for investments purchased          -       -          -           -          -         -       -         -        -
Other liabilities                          -       -          -           -          -         -       -         -        -
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

     Total liabilities                     -       -          -           -          -         -       -         -        -
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

     Net assets available
       for benefits                 $174,729   8,350     24,661      24,521     24,794    81,822   4,679     5,497      405
                                    ========  ======     ======      ======     ======    ======  ======     =====    =====

The accompanying notes are an integral part of these financial statements.

                        TRICON LONG TERM SAVINGS PROGRAM

            Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 1998

                                 (In thousands)

                                                                      PARTICIPANT DIRECTED
                                            -----------------------------------------------------------------------
                                             TRICON     VANGUARD    FIDELITY             PEPSICO
                                             COMMON  INSTITUTIONAL  EQUITY -   SECURITY  CAPITAL
                                             STOCK       INDEX       INCOME      PLUS     STOCK BROKERAGE     LOAN
                                     TOTAL    FUND        FUND        FUND       FUND      FUND   OPTION    ACCOUNT   OTHER
                                     -----    ----        ----        ----       ----      ----   ------    -------   -----
Net investment income (expense):
 Net appreciation in market
  value of investments              $ 26,345   8,892      6,704       1,477          -      8,512     760        -        -
 Dividends                             3,170       -        691       1,476          -      1,003       -        -        -
 Interest income                       2,138     292         75          63      1,613         70       -        -       25
 Other income                            325       5          -           -          -          3     317        -        -
 Investment expenses                     (91)     (1)       (10)         (2)       (71)        (7)      -        -        -
                                    --------  ------     ------      ------     ------    -------  ------    -----    -----

  Net investment income (expense)     31,887   9,188      7,460       3,014      1,542      9,581   1,077        -       25

 Participants' contributions          12,687   5,675      3,459       2,271      1,282          -       -        -        -
 Employer contributions                  831     831          -           -          -          -       -        -        -
 Benefits paid to participants       (22,588) (1,604)    (3,891)     (3,920)    (4,208)    (8,280)      -     (685)       -
 Transfers from (to) other funds           -   6,455      2,775        (250)     1,095    (11,988)    790    1,123        -
 Other                                   143       -          1          (1)         -          -       -        -      143
                                    --------  ------     ------      ------     ------    -------  ------    -----    -----

  Net increase (decrease)             22,960  20,545      9,804       1,114       (289)   (10,687)  1,867      438      168

Net assets available for benefits
 at beginning of year                174,729   8,350     24,661      24,521     24,794     81,822   4,679    5,497      405
                                    --------  ------     ------      ------     ------    -------  ------    -----    -----

Net assets available for
 benefits at end of year            $197,689  28,895     34,465      25,635     24,505     71,135   6,546    5,935      573
                                    ========  ======     ======      ======     ======    =======  ======    =====    =====

The accompanying notes are an integral part of these financial statements.

                        TRICON LONG TERM SAVINGS PROGRAM

            Statement of Changes in Net Assets Available for Benefits

    For the Period from October 7, 1997 (Inception) through December 31, 1997

                                 (In thousands)

                                                                      PARTICIPANT DIRECTED
                                            -----------------------------------------------------------------------
                                             TRICON     VANGUARD    FIDELITY             PEPSICO
                                             COMMON  INSTITUTIONAL  EQUITY -   SECURITY  CAPITAL
                                             STOCK       INDEX       INCOME      PLUS     STOCK BROKERAGE     LOAN
                                     TOTAL    FUND        FUND        FUND       FUND      FUND   OPTION    ACCOUNT   OTHER
                                     -----    ----        ----        ----       ----      ----   ------    -------   -----

Net investment income (expense):
 Net (depreciation) in market
   value of investments             $ (2,232)   (340)       (78)       (601)         -      (919)   (294)        -        -
 Dividends                             1,432       -        324         789         42       277       -         -        -
 Interest income                         493      61         16          15        374        19       -         -        8
 Investment expenses                     (11)      -         (1)          -         (8)       (2)      -         -        -
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

  Net investment income (expense)       (318)   (279)       261         203        408      (625)   (294)        -        8

Participants' contributions            2,614     994        767         556        335       (38)      -         -        -
Benefits paid to participants         (4,446)   (173)      (645)       (504)    (1,140)   (1,876)      -      (108)       -
Transfer from PepsiCo Long Term
 Savings Program                     176,347       -     23,917      24,148     25,539    92,637   4,619     5,487        -
Transfers from (to) other funds            -   7,735        290          66       (337)   (8,375)    354       267        -
Other                                    532      73         71          52        (11)       99       -      (149)     397
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

  Net increase                       174,729   8,350     24,661      24,521     24,794    81,822   4,679     5,497      405

Net assets available for benefits at
 beginning of period                       -       -          -           -          -         -       -         -        -
                                    --------  ------     ------      ------     ------    ------  ------     -----    -----

Net assets available for benefits at
 end of period                      $174,729   8,350     24,661      24,521     24,794    81,822   4,679     5,497      405
                                    ========  ======     ======      ======     ======    ======  ======     =====    =====

The accompanying notes are an integral part of these financial statements.

                 TRICON LONG TERM SAVINGS PROGRAM

                   Notes to Financial Statements

                    December 31, 1998 and 1997

          (Tabular amounts in thousands except unit data)

(1) SUMMARY PLAN DESCRIPTION

    The following brief description of the TRICON Long Term Savings Program (the "Plan") provides only general information.
    Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   (A) GENERAL

       TRICON Global Restaurants, Inc. (the "Company") adopted the Plan effective October 7, 1997 as a result of the spin-off of the Company from PepsiCo, Inc. The Plan is a successor of the PepsiCo Long Term Savings Program. Any employee within a group or class so designated by the Company is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

   (B) CONTRIBUTIONS

       Each participant in the Plan may elect to contribute any amount, not to exceed 15% of their eligible earnings. The Tax Reform Act of 1986 limited the maximum annual amount a participant could contribute on a before-tax basis to $7,000, indexed for inflation. For calendar years 1998 and 1997, the maximum contribution allowed under the IRS tax code section 402(g)(3), was $10,000 and $9,500, respectively. There was no matching of contributions by the employer during the period from October 7, 1997 through June 30, 1998. Beginning in July 1998, participants received a 25% matching contribution on each unit of Company stock purchased.

   (C) INVESTMENT OPTIONS

       Each participant in the Plan elects to have contributions invested in any one or combination of the following separate investment options:

       TRICON COMMON STOCK FUND: This fund is invested primarily in the common stock of the Company. Investments in this investment option are subject to market fluctuations, and there is no guarantee of future performance.

       EQUITY INDEX FUND: This fund is invested primarily in the Vanguard Institutional Index Fund, a diversified stock fund. This fund is a passively managed fund designed to mirror the performance of Standard and Poor's 500 Index, a broadly-based average of stock market performance. Investments in this investment option are subject to fluctuations, and there is no guarantee of future performance.

       EQUITY - INCOME FUND: This fund is invested primarily in the Fidelity Equity - Income Fund. The fund's chief objective is to provide income, although some consideration is given to capital appreciation. Amounts invested in this investment option are subject to market fluctuations, and there is no guarantee of future performance.

                              6                            (Continued)

                 TRICON LONG TERM SAVINGS PROGRAM

                   Notes to Financial Statements

                    December 31, 1998 and 1997

          (Tabular amounts in thousands except unit data)

       SECURITY PLUS FUND: This fund is an investment portfolio managed by State Street Global Advisors and is comprised of investment funds and contracts issued by highly rated banks and insurance companies and short-term investment funds. Guarantees of principal and interest are provided by the insurance company or other financial institutions issuing the contracts. The objective of this fund is to provide, over a period of time, a higher rate of return than average money market funds while preserving principal and providing liquidity. The rate of return on this fund will fluctuate based on existing market conditions and is not intended to provide a guaranteed rate of return.

       PEPSICO CAPITAL STOCK FUND: This fund was established as a temporary investment under the Plan. Effective the end of the day on January 31, 2000, the PepsiCo Capital Stock Fund will cease to be available under the Plan. Any amount in the fund will be reallocated to the investment option designated for this purpose by the Plan Administrator unless the participant selects a different replacement option in accordance with such requirements as the Plan Administrator may apply.

       BROKERAGE OPTION: The Trustee has engaged a wholly owned subsidiary, State Street Brokerage Services, Inc. ("SSBSI"), to maintain Brokerage Option accounts for participants. SSBSI has entered into an agreement with National Financial Services Corporation, a New York Stock Exchange member firm unrelated to the Trustee or SSBSI, to transact allowable trades directed by participants and maintain custody of the assets of the Brokerage Option accounts. This investment option permits electing participants and beneficiaries to invest all or a portion of their investment in the Plan in additional choices for self-directed investment, subject to written rules and procedures published by the Plan Administrator. The investments available under this fund are securities traded on the New York Stock Exchange, the American Stock Exchange, the NASDAQ National Market, and certain mutual funds as specified by the Plan Administrator.

       LOAN ACCOUNT: The Plan has a loan program for participants. The maximum amount a participant may borrow is the lesser of 50% of the participant's vested interest under the Plan; $50,000 reduced by the highest outstanding loan balance during the preceding one-year period; 100% of the value of the participant's investment in the TRICON Common Stock, Equity Index, Equity - Income, Security Plus and PepsiCo Capital Stock funds; or the maximum loan amount that can be amortized by the participant's net pay up to four years. The interest rate for loans is based on the prime rate plus one percent. In addition, a one-time loan origination fee of $25 and a monthly maintenance fee are charged to those participants who obtain a loan. Loan issuances and principal repayments are included in "transfers from (to) other funds". Interest on loans is allocated to each of the funds based upon the participant's contribution election percentages. Any loans outstanding shall become immediately due and payable in full if the participant's employment is terminated.

       As of December 31, 1998 and 1997, loans outstanding had an estimated average interest rate of 9.5% and maturities through the year 2002 and 2001, respectively.

       The investments of the Plan are maintained in a trust (the
       "Trust") by State Street Bank and Trust Company (the
       "Trustee").


                                7                      (Continued)

                 TRICON LONG TERM SAVINGS PROGRAM

                   Notes to Financial Statements

                    December 31, 1998 and 1997

          (Tabular amounts in thousands except unit data)


       For the purpose of providing liquidity in each of the separate investment options (other than the Brokerage Option) under the Plan, the Trustee may invest a portion of each fund in cash or short-term securities. The percentage of assets held for this purpose is normally expected to range from 2 to 10 percent, but under extraordinary circumstances, the percentages may be substantially higher. Consequently, the mix of cash, securities, and other investments in each of the investment funds could vary significantly at any given time and the performance of any particular fund may not match the performance of the fund or stock, as the case may be, outside the Plan.

   (D) VESTING

       Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution in stock purchased in 1998.

   (E) WITHDRAWALS

       Distributions under the Plan are made upon a participant's death, disability, retirement, or termination of employment. In the case of a participant who has not yet attained the age of 59-1/2, withdrawal shall only be permitted in the event of hardship, as defined in the Plan. As discussed above, the Plan permits withdrawals under a loan program.

   (F) TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan. In the event that the Plan is terminated, the Trustee is not required to make any distributions from the Trust until such time as the Internal Revenue Service has determined in writing that such termination will not adversely affect the prior qualification of the Plan.

    (2)  SUMMARY OF ACCOUNTING POLICIES

   (A) BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared under the accrual method of accounting.

   (B) USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                                8                       (Continued)

                 TRICON LONG TERM SAVINGS PROGRAM

                   Notes to Financial Statements

                    December 31, 1998 and 1997

          (Tabular amounts in thousands except unit data)

   (C) INVESTMENT VALUATION AND INCOME RECOGNITION

       INVESTMENT VALUATION - Investment contracts in the Security Plus Fund are stated at contract value, which approximates fair value. The Security Plus Fund is credited with actual earnings on the underlying investments and charged for plan withdrawals and administration expenses charged by the issuer of the respective contracts. Cash and cash equivalents and the Loan Account are recorded at cost, which approximates fair value. The Brokerage Option is valued at quoted market prices of participants' investments. All other investments are valued at quoted market values. The investments in each fund (except the Brokerage Option and the Loan Account) are valued in units. The value of a unit has and will fluctuate in response to various factors including, but not limited to, the price of and dividends paid, earnings and losses, and the mix of assets in the respective fund.

       INCOME RECOGNITION - Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sales of securities in each fund are reported on the average cost method.

   (D) PAYMENT OF BENEFITS

       Benefits are recorded when paid.

   (E) ADMINISTRATIVE COSTS

       All usual and reasonable expenses of the Plan and the Plan administrator may be paid in whole or in part by the Company, and any expenses not paid by the Company will be paid by the Trustee out of the Trust. All expenses for the year ended December 31, 1998 and the period from October 7, 1997 (inception) through December 31, 1997 were borne by the Company, except for monthly investment service fees charged to the funds, loan origination and monthly maintenance fees charged to participants who obtained a loan, and maintenance and transaction fees charged to participants within the Brokerage Option account.


                                9                        (Continued)

                 TRICON LONG TERM SAVINGS PROGRAM

                   Notes to Financial Statements

                    December 31, 1998 and 1997

          (Tabular amounts in thousands except unit data)


    (3)  INVESTMENTS

    Individual investments that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 1998 and 1997 were as follows:

                                            1998         1997
                                            ----         ----

    TRICON Common Stock                   $28,262            -
    Vanguard Institutional Index           34,440       24,612
    Fidelity Equity-Income                 25,619       24,479
    Security Plus - Investment Contracts   16,380       21,256
    PepsiCo Common Stock                   69,481       79,935

    At December 31, 1998 and 1997, the total units and net asset value per unit (rounded to the nearest one-hundredth) for each of the respective unit-valued funds were as follows:

                                         1998                1997
                                   ----------------    ----------------
                                              NET                 NET
                                             ASSET               ASSET
                                             VALUE               VALUE
                                     TOTAL    PER       TOTAL     PER
                                     UNITS    UNIT      UNITS     UNIT
                                     -----   -----      -----    -----
    TRICON Common Stock Fund       1,844,766 $15.66     890,284  $ 9.38
    Vanguard Institutional
      Index Fund                   9,928,490   3.47   9,149,550    2.70
    Fidelity Equity - Income Fund  8,273,781   3.10   8,904,842    2.75
    Security Plus Fund            16,282,674   1.51  17,543,602    1.41
    PepsiCo Capital Stock Fund     2,526,251  28.16   3,309,513   24.72

    (4)  TRANSFER FROM PEPSICO SAVINGS PLAN

    In connection with the spin-off, as referred to in note 1(a), approximately $176 million in plan assets representing employee account balances were transferred in October 1997 to the Plan from a long term savings plan administered by PepsiCo. Such transfer has been reflected in the accompanying financial statements as a transfer from PepsiCo Long Term Savings Program.

    (5)  TAX STATUS

    The Plan has not yet requested a determination letter from the Internal Revenue Service, however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.



                                  10                  (Continued)

                 TRICON LONG TERM SAVINGS PROGRAM

                   Notes to Financial Statements

                    December 31, 1998 and 1997

          (Tabular amounts in thousands except unit data)

    (6)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    Notwithstanding the requirements of generally accepted accounting principles, the U.S. Department of Labor requires that unpaid benefit amounts be reported as a liability of the Plan for purposes of Internal Revenue Service Form 5500 filings. As a result, the following represents a reconciliation between the amounts shown on the accompanying financial statements and the amounts reported in the Plan's Form 5500.

                 NET ASSETS AVAILABLE FOR BENEFITS
   -----------------------------------------------------------------
                                               1998      1997
                                               ----      ----

    Net assets available for benefits, as
     reported in the financial statements     $197,689   174,729

    Less:  benefits payable at end of year          17       475
                                              --------  --------

    Net assets available for benefits as
     reported in the Plan's Form 5500         $197,672   174,254
                                              ========  ========

                       PARTICIPANT BENEFITS
  -------------------------------------------------------------------
                                               1998      1997
                                               ----      ----

    Benefit payments for the year, as
     reported in the financial statements     $ 22,588     4,446

    Less:  benefits payable as of beginning
     of period                                     475         -

    Plus:  benefits payable as of end of year       17       475
                                              --------  --------

    Benefit payments for the year, as
     reported in the Plan's Form 5500         $ 22,130     4,921
                                              ========  ========


    (7)  YEAR 2000 (UNAUDITED)

    The Company's information technology systems and non-information technology systems with embedded technology applications are part of the Company's enterprise-wide plan designed to reasonably assure that those systems and certain critical business partners are prepared for the Year 2000 issue and that plans exist for business continuity as the Company enters the coming millennium. Material third party vendors of the Company, including data exchange providers, have been included in the Company's assurance plans.

    It is difficult to predict with certainty what truly will happen after December 31, 1999. Despite the Company's diligent preparation, unanticipated third party failures, general public infrastructure failures, or failures of the Company to successfully conclude its remediation efforts as planned could have a material adverse impact on the Plan's activities and, accordingly, its net assets available for benefits and changes therein.

                      SUPPLEMENTAL SCHEDULES

                                                                 SCHEDULE 1
                     TRICON LONG TERM SAVINGS PROGRAM

                             EIN:  13-3951308

        Item 27a - Schedule of Assets Held for Investment Purposes

                             December 31, 1998

                   (In thousands, except share amounts)

      IDENTITY OF ISSUE                                              FAIR
  BORROWER OR SIMILAR PARTY       DESCRIPTION              COST     VALUE
  -------------------------       -----------              ----     -----

TRICON Common Stock*           563,982 shares            $ 18,579   28,262

Vanguard Institutional Index   305,179 shares              20,128   34,440

Fidelity Equity - Income       461,195 shares              18,152   25,619

Security Plus
 State Street Bank Selection
 Fund* - Investment Contracts
  1997 - EEE 1  AIG            Interest rate of
                               6.65% due through 2/6/02     1,056    1,056
  1997 - EEE 2  New York Life  Interest rate of
                               6.44% due through 1/15/00      573      573
  1997 - EEE 3  Monumental     Interest rate of
    Life Insurance             6.07% due through 3/31/00    1,323    1,323
  1997 - EEE 4  CDC            Interest rate of
                               7.39% due through 10/31/99     630      630
  1997 - EEE 5  Life of        Interest rate of
    Virginia                   6.42% due through 7/31/01      409      409
  1997 - EEE 6  John Hancock   Interest rate of
    Life                       6.65% due through 5/31/01      618      618
  1997 - EEE 7  Principal      Interest rate of
    Mutual                     7.18% due through 7/1/02       838      838
  1997 - EEE 8  John Hancock   Interest rate of
    Life                       6.46% due through 5/31/02      472      472
  1997 - EEE 9  New York Life  Interest rate of
                               6.58% due through 10/1/01      849      849
  1997 - EEE 10  Principal     Interest rate of
    Mutual                     6.82% due through 10/31/01     864      864
  1997 - EEE 11  Life of       Interest rate of
    Virginia                   7.16% due through 1/2/02       876      876
  1997 - EEE 12  Prudential    Interest rate of
                               6.85% due through 11/30/01     584      584
  1997 - EEE 13  Prudential    Interest rate of
                               6.08% due through 1/31/00      452      452
  1997 - EEE 14  Principal     Interest rate of
    Mutual                     6.30% due through 7/31/00      577      577

                                                                 SCHEDULE 1
                     TRICON LONG TERM SAVINGS PROGRAM

                             EIN:  13-3951308

        Item 27a - Schedule of Assets Held for Investment Purposes

                             December 31, 1998

                   (In thousands, except share amounts)

      IDENTITY OF ISSUE                                              FAIR
  BORROWER OR SIMILAR PARTY       DESCRIPTION              COST     VALUE
  -------------------------       -----------              ----     -----

  1997 - EEE 15  MetLife       Interest rate of
                               6.53% due through 12/31/99     392      392
  1997 - EEE 16  Pacific       Interest rate of
    Mutual                     4.2% due through 5/31/99       944      944
  1997 - EEE 17  Allstate      Interest rate of
                               7.38% due through 11/30/99     813      813
  1997 - EEE 18  TransAmerica  Interest rate of
                               7.70% due through 8/31/99      828      828
  1997 - EEE 19  CNA           Interest rate of
                               8.22% due through 9/30/99      640      640
  1997 - EEE 21  Allstate      Interest rate of
                               8.10% due through 12/31/99     775      775
  1997 - EEE 22  Hartford      Interest rate of
                               7.20% due through 3/99         849      849
  1997 - EEE 23  New York Life Interest rate of
                               6.90% due through 6/30/99      512      512
  1997 - EEE 24  Prudential    Interest rate of
                               6.66% due through 3/31/99      253      253
  1997 - EEE 25  Hartford      Interest rate of
                               6.66% due through 3/31/99      253      253
                                                         --------  -------

                                                           16,380   16,380

 State Street Bank Par Fund* -
 Short-term Investment Funds   7,986,511 shares             7,987    7,987

PepsiCo Common Stock*          1,697,251 shares            15,125   69,481

Brokerage Option*              Various                      5,526    6,546

Loans receivable from          Average interest rate of
 participants*                 9.5% due through 2002        5,969    5,969

State Street Bank - cash and
 cash equivalents*             2,425,043 shares             2,425    2,425
                                                         --------  -------

  Total                                                  $110,271  197,109
                                                         ========  =======

* Party-In-Interest

                                                                 SCHEDULE 2
                     TRICON LONG TERM SAVINGS PROGRAM

                             EIN:  13-3951308

        Item 27a - Schedule of Assets Held for Investment Purposes

                             December 31, 1997

                   (In thousands, except share amounts)

      IDENTITY OF ISSUE                                              FAIR
  BORROWER OR SIMILAR PARTY       DESCRIPTION              COST     VALUE
  -------------------------       -----------              ----     -----

TRICON Common Stock*           265,020 shares            $  3,877    7,702

Vanguard Institutional Index   274,809 shares              15,616   24,612

Fidelity Equity - Income       467,152 shares              16,963   24,479

Security Plus
 State Street Bank Selection Fund* -
 Investment Contracts
  1997 - EEE 1  AIG            Interest rate of
                               6.65% due through 2/6/02       990      990
  1997 - EEE 2  New York Life  Interest rate of
                               6.44% due through 1/15/00      853      853
  1997 - EEE 3  Monumental     Interest rate of
    Life Insurance             6.07% due through 3/31/00    1,248    1,248
  1997 - EEE 4  CDC            Interest rate of
                               7.39% due through 10/31/99   1,260    1,260
  1997 - EEE 5  Life of        Interest rate of
    Virginia                   6.42% due through 7/31/01      384      384
  1997 - EEE 6  John Hancock   Interest rate of
    Life                       6.65% due through 5/31/01      579      579
  1997 - EEE 7  Principal      Interest rate of
    Mutual                     7.18% due through 7/1/02       782      782
  1997 - EEE 8  John Hancock   Interest rate of
    Life                       6.46% due through 5/31/02      592      592
  1997 - EEE 9  New York Life  Interest rate of
                               6.58% due through 10/1/01      797      797
  1997 - EEE 10  Principal     Interest rate of
    Mutual                     6.82% due through 10/31/01     809      809
  1997 - EEE 11  Life of       Interest rate of
    Virginia                   7.16% due through 1/2/02       817      817
  1997 - EEE 12  Prudential    Interest rate of
                               6.85% due through 11/30/01     546      546
  1997 - EEE 13  Prudential    Interest rate of
                               6.08% due through 1/31/00      638      638
  1997 - EEE 14  Principal     Interest rate of
    Mutual                     6.30% due through 7/31/00      543      543

                                                                 SCHEDULE 2
                     TRICON LONG TERM SAVINGS PROGRAM

                             EIN:  13-3951308

        Item 27a - Schedule of Assets Held for Investment Purposes

                             December 31, 1997

                   (In thousands, except share amounts)

      IDENTITY OF ISSUE                                              FAIR
  BORROWER OR SIMILAR PARTY       DESCRIPTION              COST     VALUE
  -------------------------       -----------              ----     -----

  1997 - EEE 15  MetLife       Interest rate of
                               6.53% due through 12/31/99   1,103    1,103
  1997 - EEE 16  Pacific       Interest rate of
    Mutual                     5.83% due through 5/31/99      946      946
  1997 - EEE 17  Allstate      Interest rate of
                               7.38% due through 11/30/99   1,136    1,136
  1997 - EEE 18  TransAmerica  Interest rate of
                               7.70% due through 8/31/99    1,153    1,153
  1997 - EEE 19  CNA           Interest rate of
                               8.22% due through 9/30/99    1,182    1,182
  1997 - EEE 20 Monumental     Interest rate of
    Life Insurance             7.63% due through 11/30/98     236      236
  1997 - EEE 21  Allstate      Interest rate of
                               8.10% due through 12/31/99     717      717
  1997 - EEE 22  Hartford      Interest rate of
                               7.20% due through 3/99       1,585    1,585
  1997 - EEE 23  New York Life Interest rate of
                               6.90% due through 6/30/99      951      951
  1997 - EEE 24  Prudential    Interest rate of
                               6.66% due through 3/31/99      474      474
  1997 - EEE 25  Hartford      Interest rate of
                               6.66% due through 3/31/99      474      474
  1997 - EEE 26  Monumental    Interest rate of
    Life Insurance             5.51% due through 12/31/98     461      461
                                                         --------  -------

                                                           21,256   21,256

 State Street Bank Par Fund* -
  Short-term Investment Funds  3,374,508 shares             3,375    3,375

PepsiCo Common Stock*          2,193,875 shares            19,634   79,935

Brokerage Option*              Various                      4,974    4,679

Loans receivable from          Average interest rate of
 participants*                 9.5% due through 2001        5,529    5,529

State Street Bank - cash and
 cash equivalents*             2,228,250 shares             2,228    2,228
                                                         --------  -------

  Total                                                  $ 93,452  173,795
                                                         ========  =======

* Party-In-Interest

                                                                 SCHEDULE 3
                     TRICON LONG TERM SAVINGS PROGRAM

                             EIN:  13-3951308

              Item 27d - Schedule of Reportable Transactions

                       Year Ended December 31, 1998

                              (In thousands)

                                                        CURRENT
                               PURCHASE                 VALUE OF
                                  OR         COST       ASSET ON     NET
   PARTY INVOLVED AND          SELLING        OF      TRANSACTION    GAIN
  DESCRIPTION OF ASSET          PRICE       ASSET         DATE      (LOSS)
  --------------------          -----       -----         ----      ------

Purchases:
 TRICON Common Stock Fund      $48,737 (1) 48,737 (1)   48,737 (1)       -
 Sec urity Plus Fund            22,761 (1) 22,761 (1)   22,761 (1)       -
 PepsiCo Capital Stock Fund     13,566 (1) 13,566 (1)   13,566 (1)       -

Sales:
 TRICON Common Stock Fund       36,860 (1) 33,826 (1)   36,860 (1)   3,034
 Security Plus Fund             23,138 (1) 23,138 (1)   23,138 (1)       -
 PepsiCo Capital Stock Fund     32,695 (1) 18,229 (1)   32,695 (1)  14,466


(1)  Series of Transactions

                                                                 SCHEDULE 4
                     TRICON LONG TERM SAVINGS PROGRAM

                             EIN:  13-3951308

              Item 27d - Schedule of Reportable Transactions

 For the Period from October 7, 1997 (Inception) through December 31, 1997

                              (In thousands)

                                                        CURRENT
                               PURCHASE                 VALUE OF
                                  OR         COST       ASSET ON     NET
   PARTY INVOLVED AND          SELLING        OF      TRANSACTION    GAIN
  DESCRIPTION OF ASSET          PRICE       ASSET         DATE      (LOSS)
  --------------------          -----       -----         ----      ------

Purchases:
 Vanguard Institutional Index
  Fund                         $16,000 (1) 16,000 (1)   16,000 (1)       -
 Vanguard Institutional Index
  Fund                          14,593     14,593       14,593           -
 Fidelity Equity - Income Fund  17,409 (1) 17,409 (1)   17,409 (1)       -
 Fidelity Equity - Income Fund  15,786     15,786       15,786           -
 Security Plus Fund             25,409 (1) 25,409 (1)   25,409 (1)       -
 Security Plus Fund             22,953     22,953       22,953           -
 PepsiCo Capital Stock Fund     26,514 (1) 26,514 (1)   26,514 (1)       -
 PepsiCo Capital Stock Fund     22,304     22,304       22,304           -


(1)  Series of Transactions

                              SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              TRICON LONG TERM SAVINGS PROGRAM



                              By: /s/ Laura Warren-Bock
                                 --------------------------------
                                 Laura Warren-Bock

Date:  January 6, 2000